Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group Inc. (“thinkorswim”).

May 26, 2009
Building an Educational Platform like No Other
With the acquisition of thinkorswim Group Inc., and the market-leading educational tools offered by Investools and Option Planet, following close, TD AMERITRADE is poised to become a leader in client education.

John Bunch
There’s no question that the success of this integration starts with our people and our ability to learn each other’s business. Over the last few weeks, my team has begun the process of getting to know the Investools and Option Planet Associates, as well as introducing them to the TD AMERITRADE team through town halls. These town halls will continue to take place before and after closing to ensure all Associates have the opportunity to participate.
The town halls have provided an outlet for Associates to voice their concerns and have given the integration team a chance to address and begin work on several issues. As a result, we have identified several work streams ranging from human resources to educational content and tools.
A second area of focus is Associate training. The integration team is working on plans to train TD AMERITRADE, Investools, and Option Planet Associates on each other’s businesses. TD AMERITRADE managers have also attended sessions, including an event on April 28 in Omaha, where they learned about the Investools’ Investor toolbox and education workshops while establishing solid relationships with their peers from Salt Lake City and Chicago. Option Planet Associates have also had a chance to preview the TD AMERITRADE website, with much more planned in the weeks and months ahead.
Looking Forward
The Education business will continue to run out of the Salt Lake City office following the close of the acquisition. Over time, we will likely expand our Salt Lake City presence. Live events, workshops and courses under the Investools name will continue. We will also begin to integrate the offerings by rolling out a series of tests to define the best approach for the future.
TD AMERITRADE’s large client base creates a tremendous business opportunity as it relates to education. Right now, the Branch Network, Centralized Sales and Investor Services have a great business lead referral program. Expanding that program to include Investools and Option Planet is an absolute priority following close, and we’re working hard to put the pieces in place to make that happen. That includes Investools Associates beginning to identify asset-gathering opportunities for our sales teams.
Another important short-term win will be developing a plan for marketing education to client segments who traditionally may not have taken advantage of these tools, especially long-term investors. TD AMERITRADE’s 7 million clients are hungry for education, and we see tremendous opportunity here, which is why we plan to test an integrated educational offering for long-term investors after close.
Of course, a great deal of research is also taking place as it relates to pricing, including how we plan to segment free and fee-based offerings, as well as how to brand this piece of the business. We’ll have much more to share in future Integration Updates, including how we intend to use the educational component of this acquisition to differentiate ourselves from key competitors.
As we approach the close of the acquisition, we will continue to keep everyone informed. By working together, we can achieve much more than the sum of our parts – all it takes is a commitment to pool the combined talent and energy of both firms.
Thanks,
John Bunch
As always, we want to address your questions and concerns about the integration. To the right, you’ll find a “Submit Question” link. Just click on the green box and send us your question. We’ll address as many questions as possible in future issues.
What happens to TD AMERITRADE’s current educational content following close?
A major component of the integration is creating an educational offering that combines Investools award-winning educational tools with existing educational content on TD AMERITRADE’s brokerage site. The integration team is working on ways to integrate the offerings in a way that adds value for our clients and helps us to grow the brokerage business.
Additional Information and Where to Find It
In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
Participants in the thinkorswim Acquisition
TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the

Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE’s directors and executive officers is contained in TD AMERITRADE’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim’s directors and executive officers is contained in thinkorswim’s annual report on form 10-K, which was filed with the SEC on March 16, 2009. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
TD AMERITRADE, Inc., member FINRA/SIPC is a subsidiary of TD AMERITRADE Holding Corporation. thinkorswim, Inc., member FINRA/SIPC/NFA is a subsidiary of thinkorswim Holdings, Inc., which is a subsidiary of thinkorswim Group, Inc.